Exhibit 99.1

Daqo New Energy to Announce Unaudited Results for the Fourth Quarter and Fiscal Year 2025 on February 26, 2026

Shanghai, China, February 12, 2026 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced it plans to release its unaudited financial results for fourth quarter and fiscal year ended December 31, 2025, before U.S. markets open on Thursday, February 26, 2026.

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on Thursday, February 26, 2026 (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=ba7I5r8H

A replay of the call will be available 1 hour after the conclusion of the conference call through March 5, 2026. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 6386934

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen Advisory

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com